WisdomTree Trust

245 Park Avenue

35th Floor

New York, NY 10167

November 2, 2015

VIA EDGAR

Mr. Ed Bartz

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust (the “Trust”); SEC File Nos. 333-132380 and 811-21864; Post-Effective Amendment No. 476 to the Trust’s Registration Statement on Form N-1A

Dear Mr. Bartz:

Pursuant to the Securities and Exchange Commission’s authority under Rule 485(a)(3) and Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we request that effectiveness of Post-Effective Amendment No. 476 under the Securities Act, filed on Form N-1A on behalf of the Trust on November 2, 2015, be accelerated to November 6, 2015, at 9:00 a.m. EST, or as soon thereafter as possible.

Very truly yours,

/s/ Ryan Louvar
By:	Ryan Louvar
Title:	Secretary and Chief Legal Officer, WisdomTree Trust

Foreside Fund Services, LLC

Three Canal Plaza, Suite 100

Portland, Maine 04101

November 2, 2015

VIA EDGAR

Mr. Ed Bartz

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust (the “Trust”); SEC File Nos. 333-132380 and 811-21864; Post-Effective Amendment No. 476 to the Trust’s Registration Statement on Form N-1A

Dear Mr. Bartz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request, as the distributor of the Trust, that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on November 6, 2015, at 9:00 a.m. EST, or as soon thereafter as possible.

Very truly yours,

/s/ Richard J. Berthy
Richard J. Berthy
Vice President, Foreside Fund Services, LLC